Exhibit 99.2

Management’s Discussion & Analysis

For the three and six months ended June 30, 2024

Q2

2024

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of August 7, 2024. This MD&A should be read in conjunction with the Company’s second quarter 2024 unaudited interim condensed consolidated financial statements and its accompanying notes (the “Financial Statements”), the Company’s 2023 audited annual consolidated financial statements and its accompanying notes (the “2023 Annual Financial Statements”) and the Company’s Annual Information Form dated March 6, 2024 (the “2023 AIF”), which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s Financial Statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios and Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 19 - Risk Factors of this MD&A and in Section 19 - Risk Factors of the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024 and to Section 22 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 25 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q2 2024	Three months ended June 30, 2024
Q2 2023	Three months ended June 30, 2023
YTD Q2 2024	Six months ended June 30, 2024
YTD Q2 2023	Six months ended June 30, 2023

3	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (Nasdaq/TSX: BITF) is a global, publicly traded Bitcoin mining company. Bitfarms operates vertically integrated Bitcoin data centers with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours a day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to a Mining Pool under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining Pools compensate Mining companies for their computational power used for hashing calculations, measured through hashrate, based on what the Mining Pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are generally paid to the Company on a daily basis in bitcoin (“BTC”). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay and Argentina. Powered predominately by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

The Company’s ability to operate and secure power through its production sites is summarized as follows:

Country	Operating power as of August 7, 2024	Contracted power as of August 7, 2024
North America
Canada	159 MW	180 MW	[1,2]
United States	17 MW	21 MW	[2]
	176 MW	201 MW
South America
Paraguay	80 MW	280 MW	[2]
Argentina	54 MW	210 MW	[2]
	134 MW	490 MW
	310 MW	691 MW

1 The Company has secured the rights for 10 MW of hydro-electricity in the province of Quebec but does not currently have an expansion plan for those 10 MW of power. Bitfarms is continuing its efforts to search for economically viable properties for the available 10 MW of hydro-electricity.

2 Refer to Section 6 - Expansion Projects for details on the timing of the remaining MW not yet operational.

4	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	2024	2023
Revenues	41,548	35,479	91,865	65,529
Gross loss	(11,275)	(6,040)	(21,957)	(14,393)
Gross margin (1)	(27)%	(17)%	(24)%	(22)%
Operating loss	(23,578)	(25,170)	(47,286)	(40,754)
Operating margin (1)	(57)%	(71)%	(51)%	(62)%
Net loss	(26,599)	(26,083)	(32,579)	(30,370)
Basic and diluted loss per share	(0.07)	(0.11)	(0.09)	(0.13)
Gross Mining profit (2)	20,650	16,355	51,990	30,298
Gross Mining margin (2)	51%	48%	58%	48%
Adjusted EBITDA (2)	11,618	9,968	34,942	18,343
Adjusted EBITDA margin (2)	28%	28%	38%	28%

	As of June 30,	As of December 31,
	2024	2023
Total assets	535,934	378,725
Current financial liabilities	41,104	53,525
Non-current financial liabilities	1,487	—
Long-term debt included in financial liabilities	1,651	4,022

There have not been any distributions or cash dividends declared per share for the periods disclosed above.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

5	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

4. SECOND QUARTER 2024 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $41.5 million, gross loss of $11.3 million (gross margin[1] of negative 27%) including non-cash depreciation and amortization expense of $57.3 million, operating loss of $23.6 million (operating margin[1] of negative 57%), and net loss of $26.6 million;
●	Gross Mining profit[2] of $20.7 million (51% Gross Mining margin2); and
●	Adjusted EBITDA[2] of $11.6 million (28% Adjusted EBITDA margin2).

Operations

●	Increased hashrate from 6.5 EH/s at March 31, 2024 to 10.4 EH/s at June 30, 2024, an increase of 60%, through the installation of approximately 39,400 more efficient Miners;
●	Received confirmation from the Provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards is refundable, resulting in a sales tax recovery of approximately $24.0 million for claims between February 5, 2022 and April 2024;
●	Earned 614 BTC at an average direct cost of $30,600 per BTC[2] or an average total cash cost of $47,300 per BTC[2] and held 905 BTC valued at approximately $56.7 million as of June 30, 2024; and
●	Sold 515 BTC at an average price of $65,500 per BTC for total proceeds of $33.8 million, a portion of which was used to pay capital expenditures.

Expansions

●	Executed Bitfarms’ transformative fleet upgrade with the deployment of 39,400 Miners across 9 data centers located in Canada, the US, and Paraguay, enabling the Company to achieve 10.4 EH/s at June 30, 2024.

Paraguay

●	Energized the Paso Pe data center and installed approximately 9,500 Bitmain T21 Miners and 1,800 MicroBT M53S WhatsMiner Miners;
●	Finalized an amendment to the existing energy contract at the Yguazu data center for an additional 100 MW of energy capacity for a total capacity of 200 MW; and
●	Started construction of the Yguazu data center.

Canada

●	Installed approximately 23,100 Bitmain T21 Miners, 3,700 Bitmain S21 Miners and 100 MicroBT WhatsMiner M53S Miners into the Company’s Quebec data centers, adding a net 2.5 EH/s and improving energy efficiency of the Company’s operations at its data centers by approximately 40% across the region. The Company sold some of its older generation Miners to third parties for approximately $0.3 million.

United States

●	Entered into an agreement to lease a site in Sharon, Pennsylvania, providing the Company immediate capacity of 12 MW of electricity with up to 108 MW of additional development capacity. Upon completion, the Sharon data center is expected to support an additional 8 EH/s; and
●	Installed approximately 1,000 Bitmain T21 and 200 Bitmain S21 Miners at the Washington data center.

Financing

●	Raised $136.4 million in net proceeds through the Company’s 2024 at-the-market equity offering program (“2024 ATM Program”).

1 Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

2 Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

6	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended June 30,			Six months ended June 30,
	2024	2023	% Change	2024	2023	% Change
Total BTC earned	614	1,223	(50)%	1,557	2,520	(38)%
Average Watts/Average TH efficiency*	28	37	(24)%	31	37	(16)%
BTC sold	515	1,109	(54)%	1,456	2,376	(39)%

*	Average Watts represents the average energy consumption of deployed Miners

Q2 2024 v. Q2 2023

●	614 BTC earned in Q2 2024, compared to 1,223 BTC earned in Q2 2023, representing a decrease of 50% as a result of reduced block rewards following the April 2024 halving event and a 71% increase in average network difficulty, partially offset by an increase in hashrate from the Company’s expansions and certain upgrades to its Miner fleet with higher efficiency Miners;
●	With the Company upgrading its fleet with more efficient Miners, the Company improved its ending energy efficiency to 25 Watts/TH on June 30, 2024 compared to 34 Watts/TH on March 31, 2024. This improvement resulted in a 28 average Watts/Average TH efficiency during Q2 2024, compared to 37 average Watts/Average TH efficiency during Q2 2023, representing an improvement of 24%; and
●	515 BTC sold in Q2 2024, compared to 1,109 BTC in Q2 2023. The proceeds were used in part to fund operations and to manage liquidity.

YTD Q2 2024 v. YTD Q2 2023

●	1,557 BTC earned during YTD Q2 2024, compared to 2,520 BTC earned during YTD Q2 2023, representing a decrease of 38% from the previous year as a result of reduced block rewards following the April 2024 halving event and a 81% increase in average network difficulty, partially offset by an increase in hashrate from the Company’s expansions and certain upgrades to its Miner fleet with higher efficiency Miners;
●	With the Company upgrading its fleet with more efficient Miners, the Company improved its ending energy efficiency to 25 Watts/TH on June 30, 2024 compared to 35 Watts/TH on December 31, 2023. This improvement resulted in a 31 average Watts/Average TH efficiency during YTD Q2 2024, compared to 37 average Watts/Average TH efficiency during YTD Q2 2023, representing an improvement of 16%; and
●	1,456 BTC sold in YTD Q2 2024, compared to 2,376 BTC in YTD Q2 2023. The proceeds were used in part to fund operations, repay equipment financing indebtedness and to manage liquidity.

7	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS (Continued)

Key Performance Indicators (Continued)

	As of June 30,
	2024	2023	% Change
Period-end operating EH/s	10.4	5.3	96%
Watts/TH efficiency*	25	37	(32)%
Period-end operating capacity (MW)	310	207	50%
Hydro power (MW)	256	178	44%
Hydro power proportion of period-end operating capacity	83%	86%	(3)%

*	Watts represents the energy consumption of deployed Miners

As of June 30, 2024 v. as of June 30, 2023

●	10.4 EH/s online as of June 30, 2024, compared to 5.3 EH/s online as of June 30, 2023, an increase of 96%, as a result of the Company’s expansions in Rio Cuarto (Argentina), Baie-Comeau (Quebec) and Paso Pe (Paraguay), as well as the upgrade of its Miner fleet with higher efficiency Miners;
●	With the Company upgrading its fleet with more efficient Miners, the Company improved its ending energy efficiency to 25 Watts/TH on June 30, 2024 compared to 37 Watts/TH on June 30, 2023;
●	310 MW operating capacity as of June 30, 2024, compared to 207 MW operating capacity as of June 30, 2023, an increase of 50%, as a result of the installation of approximately 13,400 Miners in Rio Cuarto from Q2 2023 to Q1 2024 (resulting in an additional 25 MW), the expansion in Baie-Comeau (resulting in an additional 11 MW) and the expansion in Paso Pe (resulting in an additional 70 MW); and
●	256 MW hydro power as of June 30, 2024, compared to 178 MW hydro power as of June 30, 2023, an increase of 44% as a result of the Company’s expansion in Baie-Comeau and Paso Pe and representing 83% of the Company’s total operating energy capacity at June 30, 2024.

8	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS

The Company has described its expansion plans below under the sections entitled “Paraguay Expansion”, “United States Expansion”, “Canada Expansion”, and “Argentina Expansion”. These expansion projects only include updates for 2024. For background or historical information on these expansions, refer to the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024 and the 2023 AIF.

As of June 30, 2024, the Company operated 10.4 EH/s, an increase of 5.1 EH/s, or 96%, compared to Q2 2023, with the installation of additional Miners in Baie-Comeau, Quebec, Rio Cuarto, Argentina, and Paso Pe, Paraguay, and the Company upgrading its fleet with more efficient Miners. In July 2024, the Company achieved 11.1 EH/s. Through its expansion projects and the investment in its transformative fleet upgrade, the Company is executing towards its targets of 21 EH/s and 21 w/TH by end of 2024 and 35 EH/s by the end of 2025.

The following table summarizes the operating and targeted operating EH/s:

(Period-end operating hashrate in EH/s)	As of June 30,	As of July 31,	Target - December 31,
Countries	2024	2024	2024
North America
Canada	5.6	5.8	8.1
USA	0.5	0.6	1.3
	6.1	6.4	9.4
South America
Argentina	1.6	1.6	2.5
Paraguay	2.7	3.1	9.1
	4.3	4.7	11.6
	10.4	11.1	21.0

The most recent BTC halving event occurred on April 19, 2024, and the Company continues to prudently explore further opportunities to expand its infrastructure and improve its Mining hardware to increase the Company’s hashrate and Miner efficiency.

Cautionary statements

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the cost and supply of Bitcoin Mining equipment, the ability to import equipment into countries where it operates in a cost-effective and timely manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates and the impact of geopolitical events on the supply chains described above. Adding reliable, environmentally-friendly hydro power is an element of the Company’s strategy to expand cost-effectively its operating footprint. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 19 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024 for further details, including a description of these and other factors.

9	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

Transformative Fleet Upgrade

The transformative fleet upgrade underpins the Company’s 2024 expansion strategy. Securing additional Miners is a key element of the Company’s strategy to capitalize on increasing Bitcoin prices to drive rapid and meaningful improvements across three key operating metrics: hashrate, energy efficiency and operating costs per TH.

On November 27, 2023, the Company placed a firm purchase order for 35,888 Bitmain T21 Miners (the “Purchase Order”) totaling $95.5 million, or $14/TH, with deliveries scheduled from March 2024 to May 2024. In addition, the Company secured a purchase option for an additional 28,000 Bitmain T21 Miners (the “Purchase Option”) for an aggregate purchase price of $74.5 million, or $14/TH.

On March 11, 2024, the Company exercised the Purchase Option. On that date, the Company also purchased an additional 19,280 Bitmain T21 Miners for $14/TH, and 3,888 Bitmain S21 Miners and 740 Bitmain S21 hydro Miners for $17.50/TH for an aggregate purchase price of $69.2 million (collectively defined as the ’‘March 2024 Purchase Order’’). The March 2024 Purchase Order, combined with the Purchase Order and Purchase Option, is expected to enable the Company to reach 21 EH/s operating capacity and 21w/TH efficiency in 2024 without redeploying its older Miners, which the Company intends to continue liquidating to help offset the cost of new Miners. During YTD Q2 2024, the Company sold approximately 1,200 older generation Miners to third parties for approximately $0.3 million.

As of June 30, 2024, the Company paid $124.3 million towards these new orders with remaining payments of $114.9 million to be made in 2024. The Company commenced the 2024 ATM Program on March 11, 2024, enabling the Company to access liquidity of up to $375.0 million, with the intention to use the proceeds primarily on capital expenditures to support the Company’s growth and development. Refer to Section 10A - Liquidity and Capital Resources - Cash Flows from Financing Activities.

The following table details the status of the new Miner orders as of July 31, 2024:

Date	Order	Quantity[1]	Miner Model	Miners Energized	Hashrate (EH/s)[2]	Remaining Miners
Q4 2023	Purchase Order	35,898	Bitmain T21	35,898	6.8	—
Q1 2024	Purchase Option	28,000	Bitmain T21	—	—	28,000
Q1 2024	March 2024 Purchase Order	19,280	Bitmain T21	—	—	19,280
		3,975	Bitmain S21	3,975	0.8	—
		740	Bitmain S21 hydro	—	—	740
		87,893		39,873	7.6	48,020

1 The total hashrate from the Miners received should correspond to the total hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner.

2 The hashrate is based on the average Miner specifications stated in the purchase agreements and the Company’s actual realized hashrate may differ.

10	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	Paraguay Expansion

Paso Pe 2024 update

From March 2024 to June 2024, construction of the Paso Pe data center and the underground cable connections were completed, the 80 MW capacity transformer was received and installed, as well as approximately 9,500 Bitmain T21 air-cooled Miners and approximately 1,800 MicroBT M53S Hydro Miners housed within a portion of the eight Hydro Containers. Following the commissioning of the substation, the Company successfully energized the 70 MW substation in June 2024 and started operating 4 of 5 air cooling warehouses and 6 of the 8 hydro containers, adding 2.5 EH/s to the Company’s operating hashrate in Q2 2024.

In July 2024, the Company additionally installed approximately 1,800 Bitmain T21 air-cooled Miners, completing the Paso Pe expansion and contributing to a total of approximately 2.8 EH/s at an efficiency of 22 w/TH.

The cost of developing the expanded 50 MW of air-cooled warehouse, constructing the substation capable of accommodating the total energy requirement, and the installation of the high voltage lines totaled $25.8 million, excluding the cost of the power purchase agreement guarantees required by National Electricity Administration (“ANDE”), the operator of Paraguay national electricity grid, to secure the monthly electricity purchase payment obligations.

Yguazu 2024 update

In January 2024, the Company purchased the land for the initially planned 100 MW Yguazu data center to contribute sufficient infrastructure to achieve the Company’s 21.0 EH/s target.

In February and March 2024, the Company signed purchase agreements for major long-lead equipment and significant contracts including the engineering procurement and construction contract for the high-voltage interconnection to the ANDE substation and to the transmission line to energize the 100 MW hydro-powered component of the project.

In May 2024, the Company amended its power purchase agreement for the Yguazu data center to increase the contracted power from 100 MW to 200 MW commencing on January 1, 2025. The Company expects to complete the build out of the infrastructure for the first 100 MW before December 31, 2024 and the additional 100 MW before June 30, 2025. In June 2024, the Company purchased land for the planned additional 100 MW capacity.

In April 2024, the Company started construction of the Yguazu data center. The cost of developing the 200 MW data center and the installation of the high voltage lines is estimated to range from $57.0 million to $62.0 million, excluding the cost of the power purchase agreement guarantees required by ANDE.

Electricity rate update - Paso Pe and Yguazu

Beginning in July 2024, the Company’s sustainable hydropower will be provided at a cost of approximately 4.4 cents per kWh, before VAT, following the increase in the tariff for crypto mining activities compared to the previous rate of 3.9 cents per kWh, before VAT. Refer to section 18 - Regulatory Compliance - Paraguay for details about how the Company is challenging the tariff increases.

11	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	Paraguay Expansion (Continued)

Paso Pe position as of June 30, 2024

As of June 30, 2024, the Company had placed deposits of $0.5 million and $0.2 million with suppliers for construction costs and for electrical components, respectively. As of June 30, 2024, property, plant and equipment (“PPE”) included $24.4 million related to the Paso Pe data center, for warehouse construction and infrastructure equipment costs.

Yguazu position as of June 30, 2024

As of June 30, 2024, the Company had placed deposits of $7.1 million and $3.9 million with suppliers for construction costs and for electrical components, respectively. As of June 30, 2024, PPE included $1.5 million related to the Yguazu data center, for warehouse construction and infrastructure equipment costs.

2024 plan

The Company expects to complete construction of its Yguazu data center by December 31, 2024, with installation of the new T21 miners starting as early as Q4 2024 and through the first quarter of 2025 which will increase the Paraguay online hashrate from 3.1 EH/s in July 2024 to 9.1 EH/s at completion.

B.	United States Expansion

Washington 2024 plan

The Company expects to complete the upgrade of a portion of its current fleet of miners in Washington during Q3 2024 and Q4 2024 with new T21 Miners, which will increase the online hashrate from 0.6 EH/s to 0.7 EH/s by September 30, 2024 and 0.9 EH/s by December 31, 2024.

Washington 2024 update

In January 2024, in connection with the construction of the new 6 MW data center, the Company elected to cancel the lease of a 5 MW data center in Washington State in order to transfer Miners from the leased data center to the newly constructed data center on Company-owned property. In April 2024, the cancellation of the lease was effective. In June 2024, the Company energized a 3 MW temporary data center until the new 6 MW data center is fully constructed.

In February 2024, the power supplier established the electricity connection allowing the Company, subject to the completion of the civil work, to access the 6 MW of hydro power capacity.

In April 2024, approximately 1,000 Bitmain T21 Miners and 200 Bitmain S21 Miners were installed at the current operating data center.

The Company anticipates completing construction of the 6 MW data center by the end of the third quarter of 2024. The total cost of construction is estimated to be approximately $2.1 million, including $0.9 million paid in 2023 to the power supplier for establishing the connection.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

B.	United States Expansion (Continued)

Pennsylvania 2024 & 2025 plan

In June 2024, the Company entered into an agreement to lease a site located in Sharon, Pennsylvania, and develop up to 120 MW of power capacity. The agreement includes a five-year lease in an industrialized area, including a 11,200 square feet warehouse, with options to renew for a total of seventeen years and an option to purchase at fair market value throughout the lease term. The lease has variable minimum monthly payments ranging between $33,000 and $150,000 with annual adjustments at the lesser of (i) the Consumer Price Index, (ii) 3% and (iii) the fair market value of rent adjustments throughout the lease term beginning after year 3. The Company placed a $0.2 million deposit to be applied against the lease once it commences. The Company does not have access to utilize the site until the agreement is finalized. The agreement, once finalized, will allow the Company to use 12 MW of immediate capacity, which is expected to be operational by the end of 2024, and up to 108 MW of additional development capacity.

The Company plans to fully develop the available 120 MW for its operations. The mining operations are expected to increase the online hashrate by 0.6 EH/s in the fourth quarter of 2024 and 8.0 EH/s in total once fully energized. The cost of developing the 120 MW Bitcoin data center for computational power and the installation of the high voltage lines is estimated to range from $55.0 million to $70.0 million. A concurrent evaluation of developing the site for higher power computing and artificial intelligence are in exploratory stages and may impact estimated capital expenditures and increase in online hashrate.

C.	Canada Expansion

Canada 2024 plan

As part of the Miner upgrade and expansion initiatives, the Company expects to install new Miners at its data centers in Canada during 2024 with new T21 Miners and MicroBT WhatsMiner M53S Miners, which are expected to increase the online Canadian hashrate from 5.8 EH/s in July 2024 to 8.1 EH/s by December 31, 2024.

Canada 2024 update

In March and April 2024, the Company installed approximately 1,700 Bitmain T21 Miners and 100 MicroBT WhatsMiner M53S Miners at its Farnham data center, adding a net 0.2 EH/s after removing older, less efficient Miners.

In March 2024, the Company entered into a sale leaseback agreement for the Garlock data center and received net proceeds of $1.7 million. Refer to Note 15 to the Financial Statements.

Between April and June 2024, approximately 26,900 new Miners were installed at the Company’s data centers in Canada, adding a net 1.6 EH/s after removing older Miners.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

C.	Canada Expansion (Continued)

Baie-Comeau 2024 plan

The Company began construction of the second 11 MW data center during May 2024 and plans to commission in the second half of 2024, upon the expected completion of local grid infrastructure improvements by the third quarter of 2024. The Company expects the total cost to be approximately $9.2 million, including $3.9 million for the leasehold improvements, which will include construction of a new building and $2.5 million for the electrical infrastructure.

Baie-Comeau position as of June 30, 2024

The Company has $7.5 million of PPE at the Baie-Comeau data center, including infrastructure equipment that was repurposed from other data centers.

D.	Argentina Expansion

2024 plan

The Company expects to upgrade its current fleet of miners in Rio Cuarto during Q4 2024 with new T21 Miners, which is expected to increase the online hashrate of the Argentina operations from 1.6 EH/s to 2.5 EH/s by December 31, 2024.

The Company retains the option, subject to the receipt of additional government approvals, to expand the Rio Cuarto operation to the full contracted amount of 210 MW. Due to the ongoing political and economic uncertainty, the Company believes a higher expected return can be achieved from expanding and further developing its other locations. The Company will monitor general macroeconomic conditions and the evolution of the new government administration’s economic program in assessing its expansion plans in the country.

Position as of June 30, 2024

As of June 30, 2024, the Company had placed deposits of $3.4 million with suppliers for existing and additional construction work and had PPE with a net book value of $43.7 million.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023 (3)	$ Change	% Change	2024	2023 (3)	$ Change	% Change
Revenues	41,548	35,479	6,069	17%	91,865	65,529	26,336	40%
Cost of revenues	(52,823)	(41,519)	(11,304)	27%	(113,822)	(79,922)	(33,900)	42%
Gross loss	(11,275)	(6,040)	(5,235)	87%	(21,957)	(14,393)	(7,564)	53%
Gross margin (1)	(27)%	(17)%	—	—	(24)%	(22)%	—	—

Operating expenses
General and administrative expenses	(12,402)	(9,155)	(3,247)	35%	(25,598)	(17,515)	(8,083)	46%
Reversal of revaluation loss on digital assets	—	—	—	—%	—	2,695	(2,695)	(100)%
Gain (loss) on disposition of property, plant and equipment	99	7	92	nm	269	(1,559)	1,828	117%
Impairment on short-term prepaid deposits and property, plant and equipment	—	(9,982)	9,982	100%	—	(9,982)	9,982	100%
Operating loss	(23,578)	(25,170)	1,592	(6)%	(47,286)	(40,754)	(6,532)	16%
Operating margin (1)	(57)%	(71)%	—	—	(51)%	(62)%	—	—
Net financial (income) expenses	(1,317)	(1,007)	(310)	31%	10,126	9,960	166	2%
Net loss before income taxes	(24,895)	(26,177)	1,282	(5)%	(37,160)	(30,794)	(6,366)	21%
Income tax (expense) recovery	(1,704)	94	(1,798)	nm	4,581	424	4,157	980%
Net loss	(26,599)	(26,083)	(516)	2%	(32,579)	(30,370)	(2,209)	7%

Basic and diluted loss per share (in U.S. dollars)	(0.07)	(0.11)	—	—	(0.09)	(0.13)	—	—
Change in revaluation surplus - digital assets, net of tax	(5,455)	579	(6,034)	nm	11,978	2,391	9,587	401%
Total comprehensive loss, net of tax	(32,054)	(25,504)	(6,550)	26%	(20,601)	(27,979)	7,378	(26%)

Gross Mining profit (2)	20,650	16,355	4,295	26%	51,990	30,298	21,692	72%
Gross Mining margin (2)	51%	48%	—	—	58%	48%	—	—
EBITDA (2)	21,989	(4,803)	26,792	558%	48,399	12,634	35,765	283%
EBITDA margin (2)	53%	(14)%	—	—	53%	19%	—	—
Adjusted EBITDA (2)	11,618	9,968	1,650	17%	34,942	18,343	16,599	90%
Adjusted EBITDA margin (2)	28%	28%	—	—	38%	28%	—	—

nm: not meaningful

1 Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

2 Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

3 Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

15	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

Q2 2024 v. Q2 2023

Revenues were $41.5 million in Q2 2024 compared to $35.5 million in Q2 2023, an increase of $6.0 million, or 17%.

The most significant factors impacting the increase in Bitfarms’ revenues in Q2 2024, compared to Q2 2023, are presented in the table below. Revenues increased mostly due to an increase in the Company’s average BTC hashrate and average BTC price, partially offset by lower BTC earned resulting from lower block rewards following the BTC halving event that occurred on April 19, 2024 and the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta, for the three months ended June 30, 2023		1,223	35,479	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during Q2 2024	1	(362)	(20,871)	(59)%
Impact of increase in network difficulty during Q2 2024 as compared to Q2 2023	2	(704)	(44,763)	(126)%
Impact of increase in average Bitfarms’ BTC hashrate during Q2 2024 as compared to Q2 2023	3	457	28,635	81%
Impact of difference in average BTC price in Q2 2024 as compared to Q2 2023	4		43,139	122%
Other Mining variance and change in Volta			(71)	(1)%
BTC and revenues for the three months ended June 30, 2024		614	41,548	17%

Notes

1	Calculated as the theoretical BTC earned based on Bitfarms’ actual hashrate during Q2 2024 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price

2	Calculated as the difference in BTC earned in Q2 2024 compared to Q2 2023, based on the change in network difficulty, multiplied by Q2 2024 average BTC price

3	Calculated as the difference in BTC earned in Q2 2024 compared to Q2 2023, based on the change in Bitfarms’ average BTC hashrate, multiplied by Q2 2024 average BTC price

4	Calculated as the difference in average BTC price in Q2 2024 compared to Q2 2023 multiplied by BTC earned in Q2 2023

16	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

Q2 2024 v. Q2 2023 (Continued)

The following tables summarize the Company’s revenues and average hashrate for Q2 2024 and Q2 2023 by country:

	Three months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
North America
Canada	28,129	26,458	1,671	6%
USA	3,296	4,293	(997)	(23)%
	31,425	30,751	674	2%
South America
Paraguay	2,144	1,932	212	11%
Argentina	7,979	2,796	5,183	185%
	10,123	4,728	5,395	114%
	41,548	35,479	6,069	17%

	Three months ended June 30,
(Average hashrate in EH/s except where indicated)	2024	2023	Change	% Change
North America
Canada	4.5	3.6	0.9	25%
USA	0.5	0.6	(0.1)	(17)%
	5.0	4.2	0.8	19%
South America
Paraguay	0.4	0.3	0.1	33%
Argentina	1.3	0.4	0.9	225%
	1.7	0.7	1.0	143%
	6.7	4.9	1.8	37%

Bitfarms earned the majority of its revenues during Q2 2024 from its Canadian operations, which accounted for 68% of total revenues, compared to 75% in Q2 2023. The Company’s operations in Argentina, USA and Paraguay accounted for 19%, 8% and 5% of total revenues in Q2 2024, respectively, compared to 8%, 12% and 5% in Q2 2023, respectively.

In Q2 2024, revenues from the Company’s operations in Canada, Argentina and Paraguay increased by $1.6 million, $5.2 million and $0.2 million, respectively, compared to Q2 2023. The increases are due to the average hashrate increase of the Canada, Argentina, and Paraguay operations of 0.9 EH/s or 25%, 0.9 EH/s or 225% and 0.1 EH/s or 33%, respectively, and the increase in average BTC price, partially offset by the decrease in BTC block rewards following the BTC halving event that occurred on April 19, 2024 and the increase in network difficulty. Revenues from the US operations decreased by $1.0 million in Q2 2024 as compared to Q2 2023 due to its average hashrate decrease and the factors mentioned above.

17	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

YTD Q2 2024 v. YTD Q2 2023

Revenues were $91.9 million in YTD Q2 2024 compared to $65.5 million in YTD Q2 2023, an increase of $26.4 million, or 40%.

The most significant factors impacting the increase in Bitfarms’ revenues in YTD Q2 2024, compared to YTD Q2 2023, are presented in the table below. Revenues increased mostly due to the increase in average BTC price and the increase in average Bitfarms’ hashrate, partially offset by the fewer BTC earned resulting from lower BTC block rewards following the BTC halving event that occurred on April 19, 2024 and the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta, for the six months ended June 30, 2023		2,520	65,529	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during YTD Q2 2024	1	(362)	(20,871)	(32)%
Impact of increase in network difficulty during YTD Q2 2024 as compared to YTD Q2 2023	2	(1,498)	(86,414)	(132)%
Impact of increase in average Bitfarms’ BTC hashrate during YTD Q2 2024 as compared to YTD Q2 2023	3	897	51,718	80%
Impact of difference in average BTC price in YTD Q2 2024 as compared to YTD Q2 2023	4		81,922	125%
Other Mining variance and change in Volta			(19)	—%
BTC and revenues for the six months ended June 30, 2024		1,557	91,865	41%

Notes

1	Calculated as the theoretical BTC earned based on Bitfarms’ actual hashrate during YTD Q2 2024 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price

2	Calculated as the difference in BTC earned in YTD Q2 2024 compared to YTD Q2 2023, based on the change in network difficulty, multiplied by YTD Q2 2024 average BTC price

3	Calculated as the difference in BTC earned in YTD Q2 2024 compared to YTD Q2 2023, based on the change in Bitfarms’ average BTC hashrate, multiplied by YTD Q2 2024 average BTC price

4	Calculated as the difference in average BTC price in YTD Q2 2024 compared to YTD Q2 2023 multiplied by BTC earned in YTD Q2 2023

18	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

YTD Q2 2024 v. YTD Q2 2023 (Continued)

The following tables summarize the Company’s revenues and average hashrate for YTD Q2 2024 and YTD Q2 2023 by country:

	Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
North America
Canada	60,267	49,947	10,320	21%
USA	8,183	8,184	(1)	—%
	68,450	58,131	10,319	18%
South America
Paraguay	3,860	3,306	554	17%
Argentina	19,555	4,092	15,463	378%
	23,415	7,398	16,017	217%
	91,865	65,529	26,336	40%

nm: not meaningful

	Six months ended June 30,
(Average hashrate in EH/s except where indicated)	2024	2023	Change	% Change
North America
Canada	4.1	3.5	0.6	17%
USA	0.6	0.6	—	—%
	4.7	4.1	0.6	15%
South America
Paraguay	0.3	0.2	0.1	50%
Argentina	1.3	0.3	1.0	333%
	1.6	0.5	1.1	220%
	6.3	4.6	1.7	37%

The Company’s Canadian operations accounted for a smaller proportion of total revenues in YTD Q2 2024 largely due to the expansion of operations in Argentina. Bitfarms earned the majority of its revenues from its Canadian operations in YTD Q2 2024, which accounted for 66% of total revenues, compared to 76% in YTD Q2 2023. The Company’s operations in Argentina, USA and Paraguay accounted for 21%, 9% and 4% of total revenues in YTD Q2 2024, respectively, compared to 6%, 13% and 5% in YTD Q2 2023, respectively.

For the Company’s Canadian operations, the impact of the increase in average BTC price and the average hashrate increase of 0.6 EH/s, or 17%, was partially offset by the increase in network difficulty and decrease in block rewards following the BTC halving event that occurred on April 19, 2024 which resulted in revenues increasing by $10.4 million during YTD Q2 2024 as compared to YTD Q2 2023. The average hashrate increase of the Argentina and Paraguay operations of 1.0 EH/s, or 333%, and 0.1 EH/s, or 50%, respectively, resulted in YTD Q2 2024 revenues increasing by $15.5 million and $0.6 million, respectively, compared to YTD Q2 2023. Revenues from the Company’s USA operations remained similar during YTD Q2 2024 as compared to YTD Q2 2023 due to the increase in average BTC price, offset by the increase in network difficulty and the decrease in block rewards following the BTC halving event that occurred on April 19, 2024.

19	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Energy and infrastructure	(20,390)	(19,916)	(474)	2%	(41,704)	(36,943)	(4,761)	13%
Sales tax recovery - energy and infrastructure	17,017	—	17,017	100%	17,017	—	17,017	100%
Depreciation and amortization	(57,337)	(20,528)	(36,809)	179%	(96,314)	(41,228)	(55,086)	134%
Sales tax recovery - depreciation and amortization	8,760	—	8,760	100%	8,760	—	8,760	100%
Electrical components and salaries	(873)	(1,075)	202	(19)%	(1,581)	(1,751)	170	(10)%
	(52,823)	(41,519)	(11,304)	27%	(113,822)	(79,922)	(33,900)	42%

Q2 2024 v. Q2 2023

Bitfarms’ cost of revenues for Q2 2024 was $52.8 million, compared to $41.5 million for Q2 2023. The increase in cost of revenues was mainly attributable to:

●	A $36.8 million increase in non-cash depreciation and amortization expense mainly due to accelerated depreciation of the older Miners that are expected to be replaced through the transformative fleet upgrade as the Company progressively installs new Miners in 2024. Refer to Note 10 - Property, Plant and Equipment to the Financial Statements.
●	A $0.5 million, or 2%, increase in energy and infrastructure expenses, mainly due to Company adding new and more efficient Miners, which increased energy utilization to an average of 199 MW during Q2 2024 versus 186 MW for the same period in 2023, partially offset by Canadian sales taxes on its energy and infrastructure expenses no longer being expensed as explained below, resulting in a net increase in total electricity costs of $0.4 million.

These increases were partially offset by:

●	A $25.8 million sales tax recovery due to the Company receiving confirmation from the Provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable. Refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

20	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues (Continued)

YTD Q2 2024 v. YTD Q2 2023

Bitfarms’ cost of revenues was $113.8 million for YTD Q2 2024 compared to $79.9 million for YTD Q2 2023. The increase in cost of revenues was mainly due to:

●	A $55.1 million increase in non-cash depreciation and amortization expense as explained in the Q2 2024 v. Q2 2023 section above.
●	A $4.7 million, or 13%, increase in energy and infrastructure expenses, mainly due to the Company adding new and more efficient Miners, which increased energy utilization to an average of 206 MW during YTD Q2 2024 versus 178 MW for the same period in 2023, partially offset by Canadian sales taxes on its energy and infrastructure expenses no longer being expensed as explained in the Q2 2024 v. Q2 2023 section above, resulting in a net increase in total electricity costs of $3.5 million.
●	A $1.4 million assessment, which the Company is challenging, on Washington State Business & Occupancy tax on gross receipts covering the periods between the fourth quarter of 2021 and Q1 2024, included in energy and infrastructure expenses, during YTD Q2 2024 compared to nil in YTD Q2 2023.

These increases were partially offset by:

●	A $25.8 million sales tax recovery due to the Company receiving confirmation from the Provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable as explained in the Q2 2024 v. Q2 2023 section above.
●	A decrease in rent expense of $0.2 million, mainly due to the capitalization of the leased Washington data center which was cancelled in Q2 2024.

C.	General & Administrative Expenses

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Salaries	(4,032)	(2,578)	(1,454)	56%	(10,079)	(5,199)	(4,880)	94%
Share-based payments	(1,675)	(2,462)	787	(32)%	(4,769)	(4,998)	229	(5)%
Professional services	(5,695)	(1,652)	(4,043)	245%	(7,353)	(3,530)	(3,823)	108%
Sales tax recovery - professional services	1,389	—	1,389	100%	1,389	—	1,389	100%
Insurance, duties and other	(2,436)	(1,938)	(498)	26%	(4,393)	(2,912)	(1,481)	51%
Travel, motor vehicle and meals	(466)	(205)	(261)	127%	(712)	(383)	(329)	86%
Hosting and telecommunications	(75)	(114)	39	(34)%	(153)	(206)	53	(26)%
Advertising and promotion	(165)	(206)	41	(20)%	(281)	(287)	6	(2)%
Sales tax recovery - other general and administrative expenses	753	—	753	100%	753	—	753	100%
	(12,402)	(9,155)	(3,247)	35%	(25,598)	(17,515)	(8,083)	46%

21	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses (Continued)

Q2 2024 v. Q2 2023

Bitfarms’ general and administrative (“G&A”) expenses were $12.4 million in Q2 2024, compared to $9.2 million for Q2 2023. The increase of $3.2 million, or 35%, in G&A expense was largely due to:

●	A $4.0 million increase in professional services mainly related to legal fees incurred in connection with (i) the Strategic Alternatives Review Process, including engagement with and response to a significant shareholder/competitor of the Company, and the implementation and defense of the Company’s June 10, 2024 shareholder rights plan put in place to protect the Strategic Alternatives Review Process and (ii) the employment agreement dispute with the former Chief Executive Officer’s (“CEO”).
●	A $1.5 million increase in salaries and wages due to the increase in the Company’s headcount in Q2 2024 compared to Q2 2023 to support global expansion as well as merit, market-based adjustments and cost of living salary increases.

The increases were partially offset by:

●	A $2.1 million sales tax recovery due to the Company receiving confirmation from the Provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable as explained in Section 7b - Financial Performance (Cost of Revenues) above.

YTD Q2 2024 v. YTD Q2 2023

For YTD Q2 2024, Bitfarms’ G&A expenses were $25.6 million, compared to $17.5 million for the same period in 2023. The increase of $8.1 million, or 46%, in G&A expenses was mainly due to:

●	A $4.9 million increase in salaries and wages due to the increase in the Company’s headcount in YTD Q2 2024 compared to YTD Q2 2023 to support the global expansion as well as merit, market-based adjustments and cost of living salary increases, and the termination payment under the former CEO’s employment agreement totaling $1.6 million which was paid in Q2 2024 after the former CEO’s departure.
●	A $3.8 million increase in professional services mainly related to legal fees incurred in connection with (i) the Strategic Alternatives Review Process, including engagement with and response to a significant shareholder/competitor of the Company, and the implementation and defense of the Company’s June 10, 2024 shareholder rights plan put in place to protect the Strategic Alternatives Review Process and (ii) the employment agreement dispute with the former CEO.
●	A $0.2 million increase in insurance, duties and other due to increases in property and liability insurance expense as a result of expanded infrastructure and a larger number of Miners deployed as well as increases in property taxes, taxes and permits and software and licenses to support the global expansion.

The increases were partially offset by:

●	A $2.1 million sales tax recovery due to the Company receiving a confirmation from the Provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable as explained in Section 7b - Financial Performance (Cost of Revenues) above.

22	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial (expenses) income

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023 (1)	$ Change	% Change	2024	2023 (1)	$ Change	% Change
(Loss) gain revaluation of warrants	(1,455)	(1,189)	(266)	22%	7,585	(2,410)	9,995	nm
(Loss) gain on derivative assets and liabilities	(2,135)	(215)	(1,920)	893%	355	(180)	535	nm
Gain on disposition of marketable securities	413	4,955	(4,542)	(92)%	751	7,126	(6,375)	(89)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	—	12,835	(12,835)	100%
Interest income	2,042	177	1,865	nm	2,722	443	2,279	514%
Interest on long-term debt and lease liabilities	(349)	(1,023)	674	(66)%	(727)	(2,643)	1,916	(72)%
Loss on foreign exchange	(943)	(2,719)	1,776	(65)%	(1,004)	(2,989)	1,985	(66)%
Provision income (expense) on VAT receivable	65	(693)	758	nm	—	(1,702)	1,702	100%
Other financial income (expenses)	1,045	(300)	1,345	nm	444	(520)	964	nm
	(1,317)	(1,007)	(310)	31%	10,126	9,960	166	2%

nm: not meaningful

Q2 2024 v. Q2 2023

Bitfarms’ net financial expenses was $1.3 million for Q2 2024, compared to $1.0 million for Q2 2023. The $0.3 million increase was primarily related to:

●	A $4.5 million decrease in the gain on disposition of marketable securities due to less funds being sent to Argentina in Q2 2024 compared to Q2 2023 as the capital expenditures related to the first data center were mostly paid in 2022 and 2023. Since Q3 2021, the Company has been utilizing a mechanism to fund its Argentina expansion through the acquisition of marketable securities and in-kind contribution of those securities to its wholly-owned Argentinian subsidiary that it controls. The subsequent disposition of those marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange.
●	A $1.9 million increase in loss on derivative assets and liabilities mainly due to the unrealized change in fair value of outstanding BTC option contracts under the Synthetic HODL program of digital assets which began in October 2023. The related loss is attributable to the decrease in the BTC price during Q2 2024. Refer to Section 10B - Liquidity and Capital Resources (Synthetic HODL program for digital assets management) for more details.

[1]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.
23	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial (expenses) income (Continued)

The increase was partially offset by:

●	A $1.9 million increase in interest income due to the Company’s higher average cash balance during Q2 2024 compared to Q2 2023. Refer to Section 10a - Liquidity and Capital Resources (Cash Flows) for details of the Company’s cash flows.
●	A $1.8 million decrease in loss on foreign exchange due to the revaluation of the Company’s net monetary assets denominated in foreign currencies, following the weakening Argentine Pesos at the end of Q2 2023 compared to the end of Q2 2024.
●	A $1.3 million favorable increase in other financial income (expenses) mainly due to the interest earned on the refund of Canadian sales taxes from prior periods. See Section 7b - Financial Performance (Cost of Revenues) above.
●	A $0.8 million decrease in provision expense on VAT receivable due to the Company writing off the Argentine VAT receivable balance to nil as a result of the political and economic uncertainties in Argentina during the fourth quarter of 2023. During Q2 2024, the Argentine VAT receivable provision expenses were classified within the respective expense and asset categories.

YTD Q2 2024 v. YTD Q2 2023

Bitfarms’ net financial income was $10.1 million for YTD Q2 2024, compared to $10.0 million for YTD Q2 2023. The $0.2 million increase was mainly due to:

●	A $10.0 million change in (loss) gain on revaluation of warrants due to the decrease in the fair value of the warrant liabilities for the 2021 and 2023 private placements in YTD Q2 2024 compared to the increase in the fair value of the warrant liabilities for the 2021 private placements in YTD Q2 2023.
●	A $2.3 million increase in interest income due to the same factors explained in the Q2 2024 v. Q2 2023 section above.
●	A $2.0 million decrease in loss on foreign exchange due to the same factors explained in the Q2 2024 v. Q2 2023 section above.
●	A $1.9 million decrease in interest expense due to (i) the extinguishment in February 2023 of the BlockFi Loan that commenced on February 18, 2022 as described below and (ii) the NYDIG ABL LLC (“NYDIG”) Loan that commenced on June 15, 2022 and was fully repaid in February 2024.
●	A $1.7 million decrease in provision expense on VAT receivable due to the same factors explained in the Q2 2024 v. Q2 2023 section above.

24	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial (expenses) income (Continued)

YTD Q2 2024 v. YTD Q2 2023 (Continued)

The increase was offset by:

●	A $12.8 million gain on extinguishment of long-term debt and lease liabilities during YTD Q2 2023. In February 2023:
◦	BlockFi Lending LLC (“BlockFi”) and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million; and
◦	The Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $0.3 million.
●	A $6.4 million decrease in gain on disposition of marketable securities due to less funds being sent to Argentina during YTD Q2 2024 compared to YTD Q2 2023, as the capital expenditures related to the first data center were mostly paid in 2022 and 2023. The Company has been utilizing a mechanism since Q3 2021 to fund its Argentina expansion as explained in the Q2 2024 v. Q2 2023 section above.

25	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION

Comparative figures have been restated and will be corrected in subsequently filed quarterly financial statements, refer to Section 14 - Restatement.

(U.S. $ in thousands except earnings per share)	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Revenues	41,548	50,317	46,241	34,596	35,479	30,050	27,037	33,247
Net loss	(26,599)	(5,980)	(57,159)	(16,507)	(26,083)	(4,287)	(13,084)	(82,728)
Basic net loss per share	(0.07)	(0.02)	(0.19)	(0.06)	(0.11)	(0.02)	(0.06)	(0.39)

Net loss before income taxes	(24,895)	(12,265)	(57,537)	(16,106)	(26,177)	(4,617)	(12,893)	(87,453)
Interest (income) and expense	(1,693)	(302)	91	368	846	1,354	3,071	3,221
Depreciation and amortization	57,337	38,977	21,790	21,767	20,528	20,700	20,777	20,720
Sales tax recovery - depreciation and amortization	(8,760)	—	—	—	—	—	—	—
EBITDA (1)	21,989	26,410	(35,656)	6,029	(4,803)	17,437	10,955	(63,512)
EBITDA margin (1)	53%	52%	(77)%	17%	(14)%	58%	41%	(191)%
Share-based payment	1,675	3,094	3,906	2,011	2,462	2,536	3,795	3,961
Realized loss (gain) on disposition of digital assets	—	—	—	—	—	—	28,567	44,329
(Reversal of) revaluation loss on digital assets	—	—	(1,183)	1,183	—	(2,695)	(23,284)	(45,655)
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—	—	(12,835)	—	—
Impairment (reversal) on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	—	2,270	—	9,982	—	(8,903)	84,116
Loss (gain) on revaluation of warrants	1,455	(9,040)	37,874	(2,196)	1,189	1,221	(3,759)	(2,080)
Gain on disposition of marketable securities	(413)	(338)	(999)	(4,120)	(4,955)	(2,171)	(7,317)	(13,690)
Service fees not associated with ongoing operations	3,096	—	—	—	—	—	—	—
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (2)	(18,468)	2,387	2,485	2,366	2,333	2,097	2,115	1,958
Net financial expenses and other	2,284	811	7,635	3,610	3,760	2,785	1,761	2,809
Adjusted EBITDA (1)	11,618	23,324	16,332	8,883	9,968	8,375	3,930	12,236
Adjusted EBITDA margin (1)	28%	46%	35%	26%	28%	28%	15%	37%

[1]	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.
26	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION (Continued)

Although the BTC Mining industry experiences volatility, it is not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, where power was sourced directly from Hydro-Québec, Hydro-Magog, Hydro-Sherbrooke and the City of Baie-Comeau. The Company also had operations in Washington State that were powered by the Grant County Power Utility District as well as operations in Paraguay that were powered by ANDE and Compañía de Luz y Fuerza S.A (“CLYFSA”). In Q3 2022, the Company began operations in Argentina. The data center in Argentina was temporarily connected to the power grid until the private power producer obtained the requisite permits to provide power directly to the Company in April 2023. Energy rates in Argentina increase during winter months of May through September, after which they return to their regular rates. Among other phenomena, changing weather in Quebec, Washington State, Paraguay or Argentina may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q2 2024 details, refer to Section 7A - Financial Performance (Revenues); Section 10A - Liquidity and Capital Resources (Cash Flows); and Section 6 - Expansion Projects (United States Expansion, Paraguay Expansion, Argentina Expansion and Canada Expansion) of this MD&A.

27	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit	Gross Profit adjusted to exclude: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; (iv) electrician salaries and payroll taxes; and (v) sales tax recovery.

●   To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.

●   To provide the users of the MD&A the ability to assess the gross profitability of the Company’s core digital asset Mining operations.

EBITDA	Net income (loss) adjusted to exclude: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.

●    To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●    To provide the users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

●    Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized gains or losses on disposition of digital assets and (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss (gain) on revaluation of warrants and warrant issuance costs; (vii) loss on currency exchange; (viii) sales tax recovery; and (iv) other non-recurring items that do not reflect the core performance of the Company.

●    To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●    To provide the users of the MD&A a consistent comparable metric for profitability of the Company’s core performance across time periods.

●   Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

28	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial measures (Continued)

Measures	Definition	Purpose
Direct Cost	Cost of revenues adjusted to exclude: (i) depreciation and amortization; (ii) purchases of electrical components; (iii) electrician salaries and payroll taxes; (iv) infrastructure; (v) sales tax recovery; and (vi) other direct expenses.

●    To assess the Company’s power costs, the largest variable expense in Mining.

●    To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost	The sum of cost of revenues and general and administrative expenses before: (i) depreciation and amortization; (ii) purchases of electrical components; (iii) electrician salaries and payroll taxes; (iv) share-based payment; (v) other direct expenses; (vi) sales tax recovery; and (vii) other non-recurring items that do not reflect the core performance of the Company.

●    To assess the total cash cost of the Company’s core digital asset Mining operations.

●    To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

29	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.

●    To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.

●    To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of depreciation and amortization and certain general and administrative expenses.

EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.

●    To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●    Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●    Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.

●    To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●    To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●   Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

30	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios (Continued)

Ratios	Definition	Purpose
Direct Cost per BTC	The amount obtained when dividing Direct Cost by the quantity of BTC earned.

●    To assess the Company’s power costs, the largest variable expense in Mining.

●    To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost per BTC	The amount obtained when dividing Total Cash cost by the quantity of BTC earned.

●    To assess the total cash cost of the Company’s core digital asset Mining operations.

●    To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	● To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	● To assess operational profitability of the Company across time periods.

31	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023 (1)	$ Change	% Change	2024	2023 (1)	$ Change	% Change
Revenues	41,548	35,479	6,069	17%	91,865	65,529	26,336	40%

Net loss before income taxes	(24,895)	(26,177)	1,282	(5)%	(37,160)	(30,794)	(6,366)	21%
Interest (income) and expense	(1,693)	846	(2,539)	(300)%	(1,995)	2,200	(4,195)	(191)%
Depreciation and amortization	57,337	20,528	36,809	179%	96,314	41,228	55,086	134%
Sales tax recovery - depreciation and amortization	(8,760)	—	(8,760)	100%	(8,760)	—	(8,760)	100%
EBITDA	21,989	(4,803)	26,792	nm	48,399	12,634	35,765	283%
EBITDA margin	53%	(14)%	—	—	53%	19%	—	—
Share-based payment	1,675	2,462	(787)	(32)%	4,769	4,998	(229)	(5)%
Impairment on short-term prepaid deposits and property, plant and equipment	—	9,982	(9,982)	100%	—	9,982	(9,982)	100%
Reversal of revaluation loss on digital assets	—	—	—	—%	—	(2,695)	2,695	100%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	—	(12,835)	12,835	100%
Loss (gain) revaluation of warrants	1,455	1,189	266	22%	(7,585)	2,410	(9,995)	(415)%
Gain on disposition of marketable securities	(413)	(4,955)	4,542	(92)%	(751)	(7,126)	6,375	(89)%
Service fees not associated with ongoing operations	3,096	—	3,096	100%	3,096	—	3,096	100%
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (2)	(18,468)	2,333	(20,801)	(892)%	(16,081)	4,430	(20,511)	(463)%
Net financial expense and other	2,284	3,760	(1,476)	(39)%	3,095	6,545	(3,450)	(53)%
Adjusted EBITDA	11,618	9,968	1,650	17%	34,942	18,343	16,599	90%
Adjusted EBITDA margin	28%	28%	—	—	38%	28%	—	—

nm: not meaningful

[1]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.
[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

32	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Gross loss	(11,275)	(6,040)	(5,235)	87%	(21,957)	(14,393)	(7,564)	53%
Non-Mining revenues (1)	(1,165)	(1,236)	71	(6)%	(2,059)	(2,078)	19	(1)%
Depreciation and amortization	57,337	20,528	36,809	179%	96,314	41,228	55,086	134%
Sales tax recovery - depreciation and amortization	(8,760)	—	(8,760)	(100)%	(8,760)	—	(8,760)	(100)%
Electrical components and salaries	873	1,075	(202)	(19)%	1,581	1,751	(170)	(10)%
Sales tax recovery - prior years - energy and infrastructure (2)	(16,366)	2,100	(18,466)	(879)%	(14,338)	4,017	(18,355)	(457)%
Other	6	(72)	78	nm	1,209	(227)	1,436	nm
Gross Mining profit	20,650	16,355	4,295	26%	51,990	30,298	21,692	72%
Gross Mining margin	51%	48%	—	—	58%	48%	—	—

nm: not meaningful

(1)	Non-Mining revenues reconciliation:

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenues	41,548	35,479	6,069	17%	91,865	65,529	26,336	40%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(40,383)	(34,243)	(6,140)	18%	(89,806)	(63,451)	(26,355)	42%
Non-Mining revenues	1,165	1,236	(71)	(6)%	2,059	2,078	(19)	(1)%

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

33	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

C.	Calculation of Direct Cost and Direct Cost per BTC

	Three months ended March 31,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	52,823	41,519	11,304	27%	113,822	79,922	33,900	42%
Depreciation and amortization	(57,337)	(20,528)	(36,809)	179%	(96,314)	(41,228)	(55,086)	134%
Sales tax recovery - depreciation and amortization	8,760	—	8,760	100%	8,760	—	8,760	100%
Electrical components and salaries	(873)	(1,075)	202	(19)%	(1,581)	(1,751)	170	(10)%
Infrastructure	(922)	(761)	(161)	21%	(2,896)	(1,702)	(1,194)	70%
Sales tax recovery - prior years - energy and infrastructure (1)	16,366	(2,100)	18,466	(879)%	14,338	(4,017)	18,355	(457)%
Other	—	82	(82)	(100)%	—	82	(82)	(100)%
Direct Cost	18,817	17,137	1,680	10%	36,129	31,306	4,823	15%
Quantity of BTC earned	614	1,223	(609)	(50)%	1,557	2,520	(963)	(38)%
Direct Cost per BTC (in U.S. dollars)	30,600	14,000	16,600	119%	23,200	12,400	10,800	87%

nm: not meaningful

D.	Calculation of Total Cash Cost and Total Cash Cost per BTC

	Three months ended March 31,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	52,823	41,519	11,304	27%	113,822	79,922	33,900	42%
General and administrative expenses	12,402	9,155	3,247	35%	25,598	17,515	8,083	46%
	65,225	50,674	14,551	29%	139,420	97,437	41,983	43%
Depreciation and amortization	(57,337)	(20,528)	(36,809)	179%	(96,314)	(41,228)	(55,086)	134%
Sales tax recovery - depreciation and amortization	8,760	—	8,760	100%	8,760	—	8,760	100%
Electrical components and salaries	(873)	(1,075)	202	(19)%	(1,581)	(1,751)	170	(10)%
Share-based payment	(1,675)	(2,462)	787	(32)%	(4,769)	(4,998)	229	(5)%
Service fees not associated with ongoing operations	(3,096)	—	(3,096)	100%	(3,096)	—	(3,096)	100%
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (1)	18,468	(2,333)	20,801	nm	16,081	(4,430)	20,511	nm
Other	(415)	63	(478)	(759)%	(3,159)	308	(3,467)	nm
Total Cash Cost	29,057	24,339	4,718	19%	55,342	45,338	10,004	22%
Quantity of BTC earned	614	1,223	(609)	(50)%	1,557	2,520	(963)	(38)%
Total Cash Cost per BTC (in U.S. dollars)	47,300	19,900	27,400	138%	35,500	18,000	17,500	97%

nm: not meaningful

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

34	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves (a) strategically selling the BTC it earns and the BTC it holds in treasury and (b) utilizing short-term debt, long-term debt and equity instruments (including the 2024 ATM Program) to fund its expansion activities, operating expenses and debt service requirements. The Company has sufficient liquidity for its 2024 growth plan and anticipates requiring additional funds to complete its 2025 growth plans discussed in Section 6 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the US dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. Further, recent changes, as well as any future changes, in national and provincial leadership may result in changing governmental perceptions and actions surrounding importation policies and the availability of foreign currency reserves for commerce. In late 2023, Argentina held a presidential election, resulting in the election of a new president, Javier Milei. While many of the foreign exchange restrictions implemented in 2019 are still in place, particularly for imports and dividend payments related to transactions before December 13, 2023; since taking office, President Milei has introduced changes to the import/export regime and foreign exchange regulations. For imports made after December 13, 2023, financial institutions can now grant access to the official foreign exchange (“FX”) market without prior Central Bank approval for deferred payments of new imports, with specific schedules based on the type of goods. Exporters can repatriate proceeds on an 80-20 basis, with 80% settled through the official FX market and 20% through the blue-chip swap market. There are indications that the government may lift capital controls during 2024. Announcements have been made with plans to offer dollar denominated bonds (BOPREAL) to companies, allowing them to send dividends abroad. This can be seen as a first step towards lifting foreign exchange restrictions. Additionally, in 2024, Argentine Congress passed “Ley Bases”, which includes, under the “Incentives Regime for Major Investments”, FX rules and benefits for certain large investment projects. The ongoing implications for economic and monetary policy, and its impact on Bitfarms, cannot be ascertained as of the date of this MD&A.

The Company sends funds periodically to its Argentinian subsidiary to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provides hashrate services for a market-based fee to its Canadian parent, which, in turn, purchases that hashrate to consolidate and sell to a third-party mining pool, for which the Canadian parent is compensated in BTC. Accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements.

35	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows

	Six months ended June 30,
(U.S. $ in thousands except where indicated)	2024	2023	$ Change	% Change
Cash, beginning of the period	84,038	30,887	53,151	172%
Cash flows from (used in):
Operating activities	27,935	2,472	25,463	nm
Investing activities	(151,832)	(19,229)	(132,603)	690%
Financing activities	178,362	16,693	161,669	968%
Exchange rate differences on currency translation	116	68	48	71%
Cash, end of the period	138,619	30,891	107,728	349%

nm: not meaningful

Cash Flows from Operating Activities

Cash flows from operating activities amounted to $27.9 million during YTD Q2 2024 compared to cash flows from operating activities of $2.5 million in YTD Q2 2023, primarily driven by:

●	An increase in proceeds from sale of digital assets earned of $24.0 million as a result of selling BTC in YTD Q2 2024 with significantly higher prices compared to YTD Q2 2023;
●	Receiving interest and financial income of $2.5 million in YTD Q2 2024 compared to paying $4.9 million of interest and financial expenses in YTD Q2 2023 mainly due to eliminating the remaining NYDIG debt balance in February 2024; and
●	Lower energy and infrastructure costs of $12.3 million, including sales tax recovery on energy and infrastructure cost as explained in Section 7B - Financial Performance - Cost of Revenues of this MD&A.

The increase was partially offset by:

●	Higher cash G&A expenses of $8.3 million as explained in Section 7B - Financial Performance - General & Administrative expenses of this MD&A; and
●	Other unfavorable working capital variances totaling $9.5 million as explained in Section 11 -Financial Position of this MD&A.

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $132.6 million during YTD Q2 2024 compared to YTD Q2 2023.

The increase in cash flow used in investing activities is driven primarily by:

●	$121.6 million of net additions of PPE during YTD Q2 2024, compared to $16.4 million for the same period in 2023, primarily due to the acquisition of Miners and infrastructure build-out; and
●	$31.0 million in advance payments mainly for the transformative fleet upgrade during YTD Q2 2024, compared to $10.0 million in advanced payments during YTD Q2 2023.

The increase was partially offset by:

●	$0.8 million of net proceeds received in YTD Q2 2024 from the purchase and disposition of marketable securities to fund the Argentina expansion activities, compared to $7.1 million of net proceeds for the same period in 2023, as described in Note 23c - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss to the Financial Statements.

36	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities

Cash flows from financing activities increased by $161.7 million from $16.7 million for YTD Q2 2023 to $178.4 million for YTD Q2 2024.

YTD Q2 2024

●	The Company raised:
◦	$174.5 million of net proceeds from its 2024 ATM Program as discussed below, partially offset by $0.9 million of capitalized professional fees and registration expenses to initiate the 2024 ATM Program;
◦	$8.5 million of net proceeds from the exercise of stock options and warrants; and
◦	$1.7 million from the sale and leaseback of its Garlock (Quebec) data center.
●	The amounts raised were partially offset by scheduled payments primarily relating to:
◦	Principal repayments of $4.0 million to fully repay the NYDIG loan, which matured and expired in February 2024; and
◦	Lease liabilities of approximately $1.4 million.

YTD Q2 2023

●	The Company raised $37.6 million of net proceeds from an at-the-market equity offering program, initiated on August 16, 2021 and expired on September 12, 2023 (“2021 ATM program”), which was partially offset by repayments towards the long-term debt and lease liabilities of $18.9 million and $2.1 million, respectively.
●	The long-term debt repayments included:
◦	The settlement of the remaining $20.4 million principal balance of the BlockFi Loan on February 8, 2023 for cash consideration of $7.8 million, as discussed below;
◦	Principal repayments of $5.3 million towards the NYDIG loan; and
◦	The full repayment of the principal amount of the remaining equipment financing (the “Foundry Loans”) before maturity and without prepayment penalty for $0.8 million.

BlockFi Loan

On February 18, 2022, Bitfarms’ subsidiary, Backbone Mining Solutions Inc. (“Backbone Mining”), entered into a $32.0 million equipment financing facility with BlockFi. On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12.6 million. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners collateralizing the loan, became unencumbered.

37	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program

Bitfarms commenced the 2024 ATM Program on March 11, 2024, by means of a prospectus supplement dated March 8, 2024, to the Company’s short form base shelf prospectus dated November 10, 2023, and U.S. registration statement on Form F-10, which included a prospectus supplement related to the 2024 ATM Program. The Company may, at its discretion and from time-to-time, sell common shares of the Company in the 2024 ATM Program as for aggregate gross proceeds of up to $375.0 million.

Q2 2024 v. Q2 2023

During the three months ended June 30, 2024, the Company issued 67,199,000 common shares through the 2024 ATM Program in exchange for gross proceeds of $140.8 million at an average share price of approximately $2.10. The Company received net proceeds of $136.4 million after paying commissions of $4.2 million to the sales agent, in addition to $0.3 million of other transaction fees.

During the three months ended June 30, 2023, the Company issued 17,611,000 common shares through the 2021 ATM program in exchange for gross proceeds of $22.5 million at an average share price of approximately $1.28. The Company received net proceeds of $21.8 million after paying commissions of $0.7 million to the sales agent.

YTD Q2 2024 v. YTD Q2 2023

During YTD Q2 2024, the Company issued 84,196,000 common shares in the 2024 ATM Program in exchange for gross proceeds of $180.2 million at an average share price of approximately $2.14. The Company received net proceeds of $174.5 million after paying commissions of $5.4 million to the sales agent, in addition to $0.3 million of other transaction fees.

During YTD Q2 2023, the Company issued 33,551,000 common shares in the 2021 ATM program in exchange for gross proceeds of $38.9 million at an average share price of approximately $1.16. The Company received net proceeds of $37.6 million after paying commissions of $1.2 million to the sales agent, in addition to $0.1 million of other transaction fees.

Use of Proceeds

The Company has used and intends to continue to use the proceeds from the 2024 ATM Program prudently to support the growth and development of the Company’s Mining operations, as described in Section 6 -Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. The Company used the $174.5 million raised from the 2024 ATM Program from March 11, 2024 through June 30, 2024 to fund the transformative fleet upgrade.

Private placements

YTD Q2 2024 v. YTD Q2 2023

During the six months ended June 30, 2024, 5,000,000 warrants and 111,000 broker warrants related to the 2023 private placement were exercised, resulting in the issuance of 5,111,000 common shares for proceeds of approximately $6.0 million. During the six months ended June 30, 2023, no warrants were exercised.

38	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources

Bitfarms’ capital management objective is to provide financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital and ensuring the Company has sufficient liquidity to fund its operating activities. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to fund its 2025 expansion plans and to complete construction of additional data centers in Argentina, if the Company elects to do so. In order to achieve its business objectives, the Company may sell or borrow against the BTC that are held in treasury as of the date hereof as well as BTC received from its ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

A BTC Halving event is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The most recent BTC Halving event occurred on April 19, 2024, at which time BTC block rewards decreased from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated, the network will stop producing more BTC, and the industry will then need to rely on transaction fees and/or other sources of revenue. While BTC prices have had a history of significant fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining rewards and the compensation from Mining Pools. Similar to past BTC Halvings events, the BTC price did not have an immediate favorable impact after the BTC Halving that occurred on April 19, 2024. It took approximately six months for the Company’s revenue per terahash to return to the level experienced prior to the May 2020 BTC Halving event.

39	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program under which it holds BTC for its intrinsic value and as a source of liquidity. The Company has internal controls over the management of its digital assets, which it evaluates and, as appropriate, enhances on a quarterly basis. On August 1 2022, Management received approval from the Board of Directors (the “Board”) to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions justify such sales in Management’s discretion.

Presented below are the total BTC sold and proceeds in Q2 2024, a portion of which was used to fully repay equipment-related indebtedness, with the remaining portion used to fund operations and expansion plans:

	Three months ended
(U.S. $ in thousands except where indicated)	June 30, 2024	March 31, 2024
Quantity of BTC sold	515	941
Total proceeds	33,756	49,570

The sale of BTC as described above, while the Company continued to earn BTC, resulted in total holdings of 905 BTC as of June 30, 2024, valued at approximately $56.7 million based on a BTC price of approximately $62,700, as of June 30, 2024.

Custody of digital assets

The Company’s BTC received from the Mining Pool for its computational power used for hashing calculations is delivered to multi-signature wallets that the Company controls or directs to external third-party custodians. On a regular basis, the Company transfers BTC from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”), a subsidiary of Coinbase Global, Inc. (“Coinbase”) and Anchorage Digital Bank National Association (“Anchorage Digital”). Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. If the Company was to face challenges with one of its custodians, the Company could transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of August 7, 2024, the Company has 1,049 BTC, valued at $58.7 million on its balance sheet. As of the date of this MD&A, 100% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital.

40	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets (Continued)

Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, or (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on August 1, 2024, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Hedging program of digital assets

The Company’s hedging strategy aims to reduce the risk associated with the variability of cash flows resulting from future disposals of digital assets and in consideration of the volatility and adverse price movements of the digital assets in the prior months. In March 2023, the Board approved a hedging program and authorized Management, through a risk management committee specifically created for this purpose, to implement hedges using BTC option contracts for up to 20% of the Company’s BTC compensation per month and up to three months of future BTC compensation. In April 2023, the Board authorized Management to increase the BTC option contracts to up to 50% of the Company’s BTC compensation per month and up to six months of expected future BTC compensation. As of August 7, 2024, the Company did not have any hedge position on future BTC compensation.

During the three and six months ended June 30, 2024, the Company had BTC option contracts to sell digital assets which resulted in a loss of $0.3 million and $0.9 million, respectively, mainly related to premiums for the option contracts hedging the risk of the BTC price decreasing and protecting the Company’s margins. Refer to Note 19 to the Financial Statements for more details.

41	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Synthetic HODL program for digital assets management

Alongside the hedging program, and with the intent to manage a more capital-efficient portfolio, in June 2023, the Board approved a HODL strategy, referred to as a Synthetic HODL strategy, which allows up to 20% of the Company’s BTC exposure to be replicated using BTC derivatives and volatility-targeting instruments. In October 2023, the Company initiated its Synthetic HODL strategy with the purchase of long-dated BTC call options. The primary objective of the Synthetic HODL is to replicate BTC HODL appreciation potential while utilizing excess cash flow from operations to fund capital growth programs. As of August 7, 2024, the Company has active call option contracts providing the right to buy up to 333 BTC. It remains within the risk management committee’s discretion to dynamically adjust Bitfarms’ hedge and Synthetic HODL ratios within the risk limits approved by the Board to more adequately respond to market factors that are beyond the Company’s operational control. During the three and six months ended June 30, 2024, the Company purchased long-dated BTC call options which resulted in a loss of $1.8 million and a gain of $1.3 million, respectively, attributable to the change in the BTC price over the respective periods.

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments, as applicable, as of June 30, 2024:

(U.S. $ in thousands)	2024	2025	2026	2027	2028 and thereafter	Total
Trade accounts payable and accrued liabilities	20,908	—	—	—	—	20,908
Long-term debt	95	166	171	176	1,165	1,773
Lease liabilities	1,475	3,017	2,865	2,589	8,534	18,480
	22,478	3,183	3,036	2,765	9,699	41,161

D.	Commitments

As of June 30, 2024, the Company’s remaining payment obligations in connection with the Purchase Option and the March 2024 Purchase Order are outlined below:

As of June 30,
(U.S. $ in thousands)	2024
Three months ending September 30, 2024	84,152
Three months ending December 31, 2024	30,772
114,924

If the Company is unable to meet its payment obligations, it could result in the loss of equipment prepayments and deposits paid by the Company under the Purchase Order and remedial legal measures against the Company. This may result in damages payable by the Company and forced continuance of the contractual arrangement. Under such circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

42	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

E.	Contingent liabilities

In 2021, the Company imported Miners into Washington State that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%. Since the request for information by U.S. Customs and Border Protection, the Company has been working with the vendor to validate their origination outside of China by visiting contract manufacturer sites and by examining and documenting the manufacture and assembly of the Miners by the vendor and its third-party contractors.

During the third quarter of 2023, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9.4 million do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company, and, as such, no provision was recorded as of June 30, 2024.

In March 2024, as a result of the Company’s decision to terminate the employment of the Company’s former CEO, a termination payment of $1.6 million was accrued during the first quarter of 2024 and paid during Q2 2024 based on the terms of the former CEO’s employment agreement. On May 10, 2024, the former CEO filed a Statement of Claim in the Superior Court of Ontario against the Company claiming damages for breach of contract, wrongful dismissal and aggravated and punitive damages for a total amount of $26.7 million. The Company believes the claims are without merit and intends to defend itself vigorously against the claims. Such matters are inherently uncertain, and there can be no guarantee that the outcome of any such matter will be decided favorably to the Company. The loss, if any, is not estimable at this time and Management does not believe the outcome of this matter will have a material adverse impact on its results of operations, cash flows and financial condition. Refer to Note 20 - Transactions and Balances with Related Parties to the Financial statements.

43	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION

A.	Working Capital

	As of June 30,	As of December 31,
(U.S. $ in thousands)	2024	2023 (1)	$ Change	% Change
Total Current Assets	237,289	129,984	107,305	83%
Total Current Liabilities	46,434	69,154	(22,720)	(33)%
Working Capital	190,855	60,830	130,025	214%

With the BTC Halving event that occurred on April 19, 2024, the Company continues to place importance on maintaining sufficient liquidity to manage uncertainty and capitalize upon suitable opportunities the BTC Halving may present. The Company also anticipates requiring additional funds to complete its 2025 growth plans discussed in Section 6 - Expansion Projects of this MD&A. As of June 30, 2024, Bitfarms had working capital of $190.9 million, compared to $60.8 million as of December 31, 2023. The increase in working capital was mostly due to:

●	A $54.6 million increase in cash, mainly related to the issuance of (i) 84,196,000 common shares from the 2024 ATM Program, for net proceeds of $174.5 million and (ii) 7,401,000 common shares from the exercise of stock options and warrants, for total proceeds of $8.5 million. The liquidity raised was partially used for expansion projects during YTD Q2 2024, with the remainder intended for future payments of Miners as part of the transformative fleet upgrade and general working capital purposes.
●	A $22.8 million increase in total digital assets resulting from the increase of the Company’s treasury by 101 BTC and the appreciation of the BTC price during YTD Q2 2024.
●	A $20.4 million decrease in warrant liabilities due to the subsequent fair value revaluation of the warrants from the 2021 and the 2023 private placements, the exercise of 2023 private placements warrants and the expiration of a portion of the 2021 private placement warrants.
●	A $16.1 million increase in other assets resulting from the increase in sales taxes receivable due to the Company receiving confirmation from the Provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable. Refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.
●	Scheduled capital repayments of $4.0 million to fully pay off the NYDIG loan. The effect on working capital is nil as the repayments decreased the cash balance and the loan balance by corresponding amounts.

[1]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

44	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment

The net book value of PPE by country is as follows:

	As of June 30,	As of December 31,
(U.S. $ in thousands)	2024	2023	$ Change	% Change
North America
Canada	106,350	101,454	4,896	5%
USA	14,403	18,154	(3,751)	(21)%
	120,753	119,608	1,145	1%
South America
Paraguay	68,822	11,747	57,075	486%
Argentina	43,718	54,657	(10,939)	(20)%
	112,540	66,404	46,136	69%
	233,293	186,012	47,281	25%

As of June 30, 2024, Bitfarms had PPE of $233.3 million, compared to $186.0 million as of December 31, 2023.

●	The increase of $47.3 million, or 25%, was primarily due to the $57.1 million increase in Paraguay PPE primarily due to approximately 8 hydro containers, 600 MicroBT WhatsMiner M53S and 9,500 Bitmain T21 Miners delivered and in transit and the construction of the Paso Pe warehouses and substation during YTD Q2 2024. In addition, the PPE in Canada increased by $4.9 million mainly due to the Miners fleet upgrade, which exceeded the regular depreciation expense and the accelerated depreciation of older Miners.
●	These increases were partially offset by the decrease in PPE in Argentina and the US by $10.9 million and $3.8 million, respectively, mostly due to regular depreciation expense and the accelerated depreciation of older Miners, which exceeded the value of the Miners received in connection with the transformative fleet upgrade program. Refer to Note 10 - Property, Plant and Equipment to the Financial Statements.

45	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION (Continued)

C.	Intangible assets

As of June 30, 2024, Bitfarms had intangible assets of $4.4 million, compared to $3.7 million as of December 31, 2023. The $0.7 million increase is mainly due to the Washington State access right to electricity being available for use and reclassified from long-term deposits, equipment, prepayments and other to intangible assets. The increase was partially offset by the amortization of the Company’s access rights to electricity in Washington State and access rights to electricity already held in Quebec and Paraguay since 2023. The following table summarizes those access rights to electricity:

Year	Location	Additions to intangibles ($)	Additional capacity		Term of contractual access rights	Amortization method and period
2024	Washington State, USA	912	6 MW		No termination date	Declining balance 4%
		912	6 MW
2023	Baie-Comeau, Quebec	2,315	22 MW		No termination date	Straight-line over the lease term of the data center
2023	Paso Pe, Paraguay	1,065	50 MW	[1]	Ending in December 31, 2027	Straight-line over the access rights period
2023	Yguazu, Paraguay	421	100 MW	[2]	Ending in December 31, 2027	Straight-line over the access rights period
		3,801	172 MW

		4,713	178 MW

[1]	In November 2023, the Company finalized an amendment to the existing contract for an additional 20 MW of energy capacity for a total capacity of 70 MW.
[2]	In May 2024, the Company finalized an amendment to the existing contract for an additional 100 MW of energy capacity for a total capacity of 200 MW.

Refer to Notes 5 and 14 to the 2023 Annual Financial Statements and Note 11 to the Financial Statements for more details.

46	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 19 to the Financial Statements and Note 22 to the 2023 Annual Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

13. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 20 to the Financial Statements.

14. RESTATEMENT

In the Financial Statements, the Company has restated its consolidated statements of profit or loss and comprehensive profit or loss for the three months March 31, 2023 and its consolidated statements of cash flows for the three months March 31, 2023, which were previously filed on SEDAR+ and EDGAR. Subsequent to the original issuance of those financial statements, Management, with the assistance of outside counsel, conducted a review of the private placement financings which closed in 2021 (“2021 private placements’’) to determine if the warrants issued should be recognized as financial liabilities and accounted for at fair value through profit and loss rather than as equity instruments.

The 2021 private placement financings were comprised of common shares and warrants. The warrants are convertible into a fixed number of common shares of the Company but have a contingent cashless exercise clause (i.e., there was a contingent variability provision). In accordance with IAS 32, Financial Instruments: Presentation, variability in the number of its own shares delivered upon exercise of the warrants would result in a financial liability.

In 2023, the Company concluded that the proper accounting classification of the warrants was as financial liabilities and accounted for at fair value through profit and loss. Although the conditional settlement provisions attached to the warrants are unlikely to occur, they are deemed to be genuine, and, accordingly, the warrants should be recognized as financial liabilities.

The Company has made adjustments to the figures reported in the previously mentioned financial statements periods and present the warrants issued in connection with the private placement financings as financial liabilities as shown in the Financial Statements.

For additional information on the financial statements restatement, please refer to Note 3d of the Financial Statements.

47	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the CEO and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

B.	Management’s quarterly report on internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Identified material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In conjunction with the preparation of the Company’s financial statements for the year ended December 31, 2023 and specifically, in connection with the accounting for private placement warrants that were issued in the fourth quarter of 2023, Management identified an error in its accounting for previously issued warrants that were issued in connection with certain private placement financings in 2021. Management has determined that the control over accounting for complex financing transactions did not operate effectively in 2021 as the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the company for the year ended December 31, 2022 and for the three months ended March 31, 2023, which has been reflected in the restated comparative periods (including an opening balance sheet as of January 1, 2022 and December 31, 2022, respectively) presented in the consolidated financial statements for the year ended December 31, 2023 and for the three months ended March 31, 2024, respectively.

Refer to Section 14 for more details about the material errors and related restatements. Management considers these restatements to constitute a material weakness that requires remediation, and Management is in the process of implementing remediation measures to address the material weakness.

48	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

B.	Management’s quarterly report on internal control over financial reporting (Continued)

Status of remediation plan

Remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants (CPAs) with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company’s legal counsel on evaluating complex agreements involving financial instruments and engaging third-party consultants to assist with assessing the accounting for complex financial instruments and review of financial statements. Management’s efforts are ongoing, and its remediation plan is expected to be completed during 2024.

If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in the “Risk Factors” section of the MD&A for the year ended December 31, 2023.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on April 1, 2024 and ended June 30, 2024.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well designed. As a result, Management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

16. RECENT AND SUBSEQUENT EVENTS

A.	2024 ATM Program

During the period from July 1, 2024 to August 7, 2024, the Company issued 25,127,000 common shares through the 2024 ATM Program in exchange for gross proceeds of $67.9 million at an average share price of approximately $2.70. The Company received net proceeds of $65.8 million after paying commissions of $2.1 million to the sales agent.

49	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

17. SHARE CAPITAL

As of the date of this MD&A, the Company has 451,286,000 common shares outstanding, 13,055,000 vested and 4,027,000 unvested stock options, 17,122,000 warrants outstanding and 989,000 restricted stock units. There are no preferred shares or any other classes of shares outstanding.

On June 10, 2024, the Board approved a shareholder rights plan (the “June 2024 Rights Plan”). On July 24, 2024, the Capital Markets Tribunal of the Ontario Securities Commission issued an order to cease trading any securities issued, or that may be issued, in connection with or pursuant to the June 2024 Rights plan. Also on July 24, 2024, the Board approved the adoption of a new shareholder rights plan (the “July 2024 Rights Plan”), pursuant to which one right (a “Right”) will be issued and attached to each common share outstanding as at August 6, 2024 (the “Record Time”). A Right will also be attached to each common share issued after the Record Time. Subject to the terms of the July 2024 Rights Plan, the Rights become exercisable if a person (the “Acquiring Person”), along with certain related persons (including persons “acting jointly or in concert” as defined in the July 2024 Rights Plan), acquires or announces its intention to acquire 20% or more of the common shares without complying with the “Permitted Bid” provisions of the July 2024 Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof to purchase common shares at a significant discount to the market price. The July 2024 Rights Plan is subject to the acceptance of the Toronto Stock Exchange (the “TSX”) and shareholder ratification within six months of its adoption. The TSX has notified the Company that the TSX will defer its consideration of the acceptance of the July 2024 Rights Plan until (a) such time as it is satisfied that the appropriate securities common will not intervene pursuant to National Policy 62-202 and (b) the July 2024 Rights Plan is ratified by the shareholders of the Company by no later than January 24, 2025. A deferral of acceptance of the July 2024 Rights Plan by the TSX will not affect the adoption or operation of the July 2024 Rights Plan. The Board intends to recommend the ratification of the July 2024 Rights Plan at the Company’s upcoming special meeting of shareholders to be held on October 29, 2024.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the CFO. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction:

Argentina

The Company operates one 54 MW data center located in Cordoba, Argentina (with a current electrical infrastructure capacity of 55 MW). Refer to Section 6 - Expansion Projects - A. Argentina Expansion of this MD&A and the 2023 AIF under Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

Paraguay

The Company operates a total of two data centers with an aggregate power capacity of 80 MW located in the city of Villarrica, Paraguay. Refer to Section 6 - Expansion Projects - B. Paraguay Expansion of this MD&A and the 2023 AIF under Section 5.3 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

There are no material restrictions in Paraguay on the business of operating a data center or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

On April 4, 2024, Paraguay’s Senate initially proposed a 180-day blanket ban on cryptocurrency mining due to concerns over power theft and disruptions to the electricity supply. However, the Senate is reevaluating its position regarding the proposed ban. Senators are now exploring the possibility of leveraging Paraguay’s excess energy from the Itaipu hydropower plant to power Bitcoin mining operations, arguing that selling excess energy to Bitcoin miners could unlock substantial revenue streams and bolster Paraguay’s economy. The Paraguayan Senate held a public hearing on April 23, 2024 (the “Public Hearing”) to debate the merits and drawbacks of Bitcoin mining in the country. Lawmakers acknowledged the issues caused by illegal mining operations disrupting the power supply, but also recognized the potential economic benefits of embracing licensed mining. The Public Hearing appears to have shifted Paraguay’s stance towards exploring ways to regulate and monetize the industry through the use of the country’s abundant hydroelectric resources.

Following the Public Hearing, two significant developments ensued in June 2024. Firstly, Congress in Paraguay sanctioned a bill, pending presidential approval, which increases penalties for illegal use of electricity, particularly targeting unauthorized crypto mining. Penalties range from fines to imprisonment up to 10 years, with provisions for equipment confiscation.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE (Continued)

Paraguay (Continued)

Secondly, ANDE has issued a decree implementing an abrupt increase in tariffs for the cryptocurrency mining industry. The decree increased the electricity tariffs from 6% to 16%, a 10% increase, across various voltage categories. In response to these developments, the Paraguayan Chamber of Digital Asset Mining (the “Chamber”), to which the Company is a founding member, was created. This organization’s primary objective is to facilitate constructive dialogue with the government and ANDE, seeking consensus on optimal strategies to address the issue of illegal cryptocurrency mining. Concurrently, the Chamber aims to promote economic stability and maintain the business friendly environment that has rendered Paraguay an attractive destination for the cryptocurrency mining industry, while contributing to the Nation’s infrastructural development. Despite these challenges, the Company maintains its confidence in Paraguay’s potential as a favorable location for cryptocurrency mining operations.

Washington State

The Company operates one 17 MW data center located in the State of Washington in the United States. Refer to Section 6 - Expansion Projects - C. Washington Expansion of this MD&A and the 2023 AIF under the Section 5.4 - FUTURE GROWTH PLANS - WASHINGTON EXPANSION.

There are no material restrictions in Washington on the business of operating a data center or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Washington that would negatively impact its operations in Washington. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington.

Quebec

The Company operates a total of eight data centers with an aggregate power capacity of 159 MW located in the Province of Quebec, Canada. Refer to Section 6 - Expansion Projects - D. Canada Expansion of this MD&A and the 2023 AIF under the Section 5.5 - FUTURE GROWTH PLANS - CANADA EXPANSION.

There are no material restrictions in Quebec or Canada on the business of operating a data center or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Quebec or Canada that would negatively impact its operations in Quebec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Quebec or Canada.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS

The Company is subject to a number of risks and uncertainties and is affected by several factors that could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties that Management considers as the most material to the Company’s business are described in the section entitled Risk Factors of the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024 and Section 4.19 - Description of Business - Risk Factor in the 2023 AIF. These risks and uncertainties have not materially changed during the six months ended June 30, 2024, other than the risk described below, and hereby incorporated by reference.

The Company has been the subject of unsolicited interest from an investor which has been, and may continue to be, a distraction to management and employees and could have a material adverse impact on its business and operations.

On April 22, 2024, the Company received a proposal from an investor to acquire 100% of the common shares of Bitfarms (the “Unsolicited Proposal”). A special committee of the Board consisting solely of independent directors (the “Special Committee”) carefully considered the Unsolicited Proposal and determined it significantly undervalued the Company and its growth prospects. On June 24, 2024, the Unsolicited Proposal was withdrawn; however, the investor requisitioned a special meeting of shareholders for the purpose of having a majority of the Board comprised of its nominees and initiated a hearing before the Capital Markets Tribunal of the Ontario Securities Commission. The requisitioned special meeting of shareholders (the “Special Meeting”) is set to be held on October 29, 2024. The uncertainty regarding the Unsolicited Proposal, the Special Meeting and the possible future actions of the investor may be disruptive to the Company’s business, which could have a negative effect on its operations, financial condition or results of operations. Management and employee distraction related to the Unsolicited Proposal, the Special Meeting and the possible outcomes thereof may also adversely impact the Company’s ability to optimally conduct its business and pursue its strategic objectives.

The events surrounding the Unsolicited Proposal, Special Meeting and related circumstances and the Company’s responses have required, and may continue to require, significant time and attention by Management and its Board and have required the Company, and may continue to require the Company, to incur significant legal and advisory fees and expenses. Further, actions taken by the investor referenced above or other third parties as a result of or in connection with the Unsolicited Proposal and Special Meeting, including a proxy contest and litigation by adverse parties, could disrupt the Company’s business, distract the Company from efforts to improve its business, cause the Company to incur substantial additional expenses, create perceived uncertainties among current and potential employees and other constituencies as to the Company’s future direction that may result in lost revenues or other business arrangements and the loss of potential business opportunities, and make it more difficult to attract and retain qualified personnel and business partners. Actions that the Board has taken, and may take in the future, in response to any offer or other related actions by the investor referenced above or other third parties, including the Unsolicited Proposal, or any other offer or proposal may result in litigation against the Company. In the event third parties initiate litigation against the Company, these actions could harm the Company’s business and have a material adverse effect on its results of operations. The Company also believes the future trading price of its common shares could be subject to wide price fluctuations based on uncertainty associated with the Unsolicited Proposal, the Special Meeting and any future offer.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

20. SIGNIFICANT ACCOUNTING ESTIMATES

The Company’s significant accounting judgments, estimates and assumptions are summarized in Note 4 to the 2023 Annual Financial Statements.

21. MATERIAL ACCOUNTING POLICY INFORMATION AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the 2023 Annual Financial Statements and Note 3 to the Financial Statements for more information regarding the Company’s material accounting policy information and new accounting policies.

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin Halving event;
●	insolvency, bankruptcy, or cessation of operations of mining pool operator;
●	reliance on foreign mining pool operator;
●	counterparty risk;
●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the Company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin network difficulty and share price fluctuations;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

●	limited operating history and limited history of de-centralized financial system;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	costs and demands upon Management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	data center developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above and those contained in the “Risk Factors” of the 2023 AIF. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

23. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin”, “Operating margin”, “Direct Cost”, “Direct Cost per BTC”, “Total Cash Cost” and “Total Cash Cost per BTC” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

24. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company, including the Company’s 2023 AIF, are available through the internet on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS

Terms	Definition
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g., a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the Bitcoin network issues Block Rewards through the Mining process.
Block Reward	A Bitcoin block reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 3.125 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash or EH/s	One quintillion (1,000,000,000,000,000,000) hashes or one million Terahash per second.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Megawatt or MW	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining Pool is a group of cryptocurrency Miners who pool their computational resources, or hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining Pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS (Continued)

Terms	Definition
Network Difficulty	Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash or PH/s	One quadrillion (1,000,000,000,000,000) hashes or one thousand Terahash per second.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.
Synthetic HODL	Synthetic HODL is the Company’s use of financial instruments to generate BTC exposure with inherent risk management, capital efficiency and leverage characteristics.
Terahash or TH/s	One trillion (1,000,000,000,000) hashes or one Terahash per second.

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